                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                            ICG Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    449246107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Joyce J. Mason, Esq.
                          General Counsel and Secretary
                                 IDT Corporation
                                520 Broad Street
                            Newark, New Jersey 07102
                                 (973) 438-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 18, 2001
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 19 pages)

                                  SCHEDULE 13D


--------------------------                        ------------------------------
CUSIP No.  449246107                              Page   2     of    19    Pages
           ---------                                   -------    -------
--------------------------                        ------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  IDT Corporation
                  22-3415036
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                         (b) /X/
------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  AF
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           / /

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
------------------------- ---------- -------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES                           0
      BENEFICIALLY
        OWNED BY          ---------- -------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                           26,035,167
          WITH
                          ---------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          0

                          ---------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          26,035,167


------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  26,035,167
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          / /

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.3%.
------------ -------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  CO
------------ -------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------                        ------------------------------
CUSIP No.  449246107                              Page    3    of   19    Pages
           ---------                                   -------    -------
--------------------------                        ------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  IDT Investments Inc.
                  88-0469107
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                         (b) /X/

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           / /

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Nevada
------------------------- ---------- -------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES                           0
      BENEFICIALLY
        OWNED BY          ---------- -------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                           26,035,167
          WITH
                          ---------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          0

                          ---------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          26,035,167

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  26,035,167
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          / /

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.3%.
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  CO
------------ -------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------                        ------------------------------
CUSIP No.  449246107                              Page    4    of   19    Pages
           ---------                                   -------    -------
--------------------------                        ------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Howard S. Jonas

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                         (b) /X/
------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  N/A
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           / /

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
------------------------- ---------- -------------------------------------------
                              7      SOLE VOTING POWER
       NUMBER OF
         SHARES                           0
      BENEFICIALLY
        OWNED BY          ---------- -------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON                           26,035,167
          WITH
                          ---------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          0

                          ---------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          26,035,167


------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  26,035,167
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          / /

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.3%.
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                  IN
------------ -------------------------------------------------------------------

Item 1.       Security and Issuer.

              This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of ICG Communications, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 161 Inverness Drive West, Englewood, Colorado 80112.

Item 2.       Identity and Background.

              This Statement is being filed by IDT Corporation, a Delaware corporation ("IDTC"), IDT Investments Inc., a Nevada corporation ("IDTI"), and Howard S. Jonas, an individual. IDTI is the registered holder of the securities that may be converted into, or exercised to acquire, the shares of Issuer Common Stock beneficially owned by IDTC, IDTI and Howard S. Jonas (the "Shares"), as more particularly described herein.

              IDTC is a leading facilities-based emerging multinational carrier that provides a broad range of telecommunications and Internet services to wholesale and retail customers worldwide. The address of IDTC's principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

              A majority of the voting securities of IDTI are beneficially held by IDTC and its subsidiaries.

              IDTI holds IDTC's equity investments in other telecommunications or Internet-related companies. IDTI seeks to leverage IDTC's extensive industry knowledge and relationships to identify promising investment opportunities in the telecommunications and Internet fields that can be exploited through the use of superior technology. The address of



                               Page 5 of 19 Pages

IDTI's principal office and principal place of business is 2325B Renaissance Drive, Las Vegas, Nevada 89119.

              Howard S. Jonas is the Chief Executive Officer, Chairman of the Board of Directors and Treasurer of IDTC. The address of his principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

              Set forth on Schedules I and II to this Statement, and incorporated herein by reference, is the name, business address and present principal occupation or employment of each executive officer and director of IDTC and IDTI, respectively, and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than IDTC or IDTI, as the case may be, for which such information is set forth.

              During the last five years, none of the Reporting Persons, nor to the best of IDTC's knowledge, any of IDTC's directors or executive officers, nor to the best of IDTI's knowledge, any of IDTI's directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of IDTC's knowledge, each of the directors and executive officers of IDTC identified in Schedule I attached hereto is a United States citizen, except as otherwise indicated in such Schedule I. To the best of IDTI's knowledge, each of the directors and executive officers of IDTI identified in Schedule II attached hereto is a United States citizen. Howard S. Jonas is a United States citizen.

Item 3.       Source and Amount of Funds or other Consideration.

              On April 18, 2001, IDTI issued to TP Management, Inc., a Delaware corporation ("TP Management") 7,500 shares of the Class B Common Stock, par value $.01 per share, of IDTI ("IDTI Class B Common Stock") and 30,000 shares of the Series A Convertible Preferred Stock, par value $.01 per share, of IDTI (the "IDTI Convertible Preferred Stock") in exchange for the transfer from TP Management to IDTI of (i) 50,000 shares of the Issuer's 8% Series A-3 Convertible Preferred Stock, par value $0.01 per share ("Issuer Preferred Stock") and (ii) a Warrant to purchase an aggregate of 6,666,667 shares of Issuer Common Stock (the "Warrant"). The foregoing transaction (the "Exchange") was completed pursuant to the terms of the Stock Exchange Agreement, dated as of April 18, 2001, by and among IDTI, IDTC, IDT America, Corp., a New Jersey corporation ("IDT America"), 225 Old NB Road, Inc., a New Jersey corporation ("225 Old NB Road"), 226 Old NB Road, Inc., a New Jersey corporation ("226 Old NB Road"), 60 Park Place Holding Company, Inc., a New Jersey corporation ("60 Park Place"), Liberty Media Corporation, a Delaware corporation ("LMC"), Microwave Holdings, L.L.C., a Delaware limited liability company ("Microwave Holdings") and TP Management (the "Exchange Agreement").

              Simultaneously with the Exchange, and also pursuant to the terms of the Exchange Agreement, IDTI issued to Microwave Holdings 2,500 shares of IDTI Class B Common Stock and 10,000 shares of IDTI Convertible Preferred Stock in exchange for the transfer from Microwave Holdings to IDTI of all of the issued and outstanding capital


                               Page 6 of 19 Pages
stock of Microwave Services, Inc., a Delaware corporation ("MSI") that is the record owner of 21,436,689 shares of the Class A Common Stock, par value $0.01 per share ("Teligent Common Shares"), of Teligent, Inc., a Delaware corporation ("Teligent"). The Teligent Common Shares are thereby indirectly beneficially owned by the Reporting Persons and represent approximately 50.3% of the 42,583,265 shares of Teligent's Class A Common Stock issued and outstanding as of March 26, 2001 (as reported in Teligent's Annual Report on Form 10-K for the year ended December 31, 2000).

              The terms of the Exchange Agreement also provide for the transfer to IDTI of certain assets by each of IDTC, 225 Old NB Road, 226 Old NB Road, 60 Park Place and IDT America in exchange for an aggregate of 53,504 shares of the Class A Common Stock, par value $.01 per share, of IDTI.

              As a result of the acquisition contemplated hereby the Reporting Persons have succeeded to various contractual rights (described in Item 6).

              The foregoing summary of the terms of the Exchange Agreement is qualified in its entirety by reference to the full text of the Exchange Agreement, a copy of which is included as Exhibit 1 to this Statement and is incorporated herein by reference.

Item 4.       Purpose of Transaction.

              None of the Reporting Persons has any current plans to dispose of the Warrant or shares of Issuer Preferred Stock or Issuer Common Stock. However, the Reporting Persons may in the future dispose of the Warrant or shares of Issuer Preferred Stock or Issuer Common Stock in the market, in privately negotiated transactions or otherwise.

              In addition, the Reporting Persons reserve the right to acquire additional shares of Issuer Common Stock or securities of the Issuer convertible into, or exercisable for, shares of Issuer Common Stock through open market purchases, in privately negotiated transactions or otherwise. In this regard, the Reporting Persons currently are in negotiations with another shareholder of the Issuer with respect to the potential acquisition by the Reporting Persons of additional securities of the Issuer convertible into, or exercisable for, a significant number of shares of Issuer Common Stock. There can be no assurance that the transaction contemplated in the aforementioned negotiations will be consummated or, if consummated, as to the terms thereof.

              Each of the Reporting Persons intends continuously to review its investment in the Issuer, and may in the future determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated


                               Page 7 of 19 Pages
transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of IDTC and IDTI; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. In connection with the transactions contemplated by the Exchange Agreement, the Reporting Persons did not seek to obtain the approval of the board of directors of the Issuer.

              Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

              (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

              (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

              (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

              (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (e) Any material change in the present capitalization or dividend policy of the Issuer;

              (f) Any other material change in the Issuer's business or corporate structure;

              (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

              (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


                               Page 8 of 19 Pages

              (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

              (j) Any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer.

              As of the date hereof, IDTI is the direct beneficial owner of (i) 50,000 shares of Issuer Preferred Stock and (ii) the Warrant to purchase an aggregate of 6,666,667 shares of Issuer Common Stock. The 50,000 shares of Issuer Preferred Stock are currently convertible into 19,368,500 shares of Issuer Common Stock which, together with the 6,666,667 shares of Issuer Common Stock for which the Warrant is exercisable, constitute the Shares. The Shares represent, on a pro forma basis calculated in accordance with Rule 13d-3 of the Exchange Act, beneficial ownership of approximately 33.3% of the Issuer's issued and outstanding shares of Common Stock (based on 52,045,443 shares of Issuer Common Stock issued and outstanding as of November 17, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 20, 2000, and assuming conversion of the 50,000 shares of Issuer Preferred Stock and exercise of the Warrant). Consequently, as of the date hereof, IDTI is deemed to be the direct beneficial owner of the 26,035,167 shares of Issuer Common Stock constituting the Shares.

              IDTC does not directly beneficially own any shares of Issuer Common Stock. IDTC is the indirect beneficial owner of the 26,035,167 Shares beneficially owned by IDTI.

              Howard S. Jonas does not directly beneficially own any shares of Issuer Common Stock. As of March 19, 2001, Howard S. Jonas beneficially owned 9,817,488 shares of Class A Common Stock, par value $0.01 per share, of IDTC, representing approximately 27.1% of the outstanding shares of IDTC and approximately 52.7% of the combined voting power of IDTC. Mr. Jonas is the indirect beneficial owner of the 26,035,167 Shares beneficially owned by IDTC and IDTI.

              To the best knowledge of IDTC and IDTI, except as described herein with respect to Mr. Jonas, none of the persons listed on Schedules I and II to this Statement (i) beneficially owns any shares of Issuer Common Stock (other than in his or her capacity as an executive officer or director of such corporations) or (ii) has the right to acquire any Issuer Common Stock.

              The filing of this Statement shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Issuer Common Stock owned by other parties.

              (b) Subject to the arrangements described in Item 6 below, by virtue of his ownership of shares of IDTC representing approximately 52.7% of the combined voting power of IDTC, Mr. Jonas has the power to direct IDTC's and IDTI's power to vote, or dispose of, the Shares.


                               Page 9 of 19 Pages

              (c) Except for the acquisition by the Reporting Persons of beneficial ownership of the Shares pursuant to the Exchange Agreement as previously described in Item 3 above, no transactions in Issuer Common Stock have been effected by the Reporting Persons or, to the best of IDTC's knowledge, by any of the directors and executive officers of IDTC named in Schedule I, or, to the best of IDTI's knowledge, by any of the directors and executive officers of IDTI named in Schedule II during the past 60 days.

              (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer Common Stock beneficially owned by the Reporting Persons.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              Except as described below or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedules I and II to this Statement or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Schedules I and II to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Registration Rights Agreement

              The Issuer, LMC and the holders of 8% Series A-2 Preferred Stock and 8% Series A-3 Preferred Stock are parties to a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to effect six "demand" registrations at the request of the holders of a majority of the Registrable Securities (as defined below) held by LMC and its affiliates and any direct or indirect transferee of any Registrable Securities held by LMC or its affiliates, provided that each such demand registration must be in respect of Registrable Securities with a fair market value of at least $50,000,000 and provided that certain other restrictions are met. The holders of a majority of the Registrable Securities held by LMC and its affiliates were given the right to make two additional demands for registration following the exercise of all or a portion of the Warrant. The Registration Rights Agreement also grants demand registration rights to holders of a majority of the Registrable Securities held by HMTF Bridge ICG, LLC or its affiliates named in the Registration Rights Agreement and any direct or indirect transferee of any Registrable Securities held by these parties. In addition, the holders of Registrable Securities have certain piggyback registration rights in connection with registrations of the Issuer's securities under the Securities Act of 1933 (the



                               Page 10 of 19 Pages

"Securities Act"). The holders of a majority of the Registrable Securities held by LMC and its affiliates and the holders of a majority of the Registrable Securities held by HMTF Bridge ICG, LLC and its affiliates named in the Registration Rights Agreement were given the right to request a shelf registration of specified portions of the Registrable Securities.

              "Registrable Securities" means (a) the Registrable Common Stock (as defined below) and (b) any securities of the Issuer or any successor entity into which Registrable Common Stock may hereafter be converted or changed until such time that such Securities are no longer outstanding or, in certain cases, no longer require registration. "Registrable Common Stock" means (a) shares of Common Stock issued or issuable upon conversion of shares of Series A Preferred Stock plus any additional shares of Series A Preferred Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Series A Preferred Stock, plus any additional shares of Common Stock issued with respect to such issued shares of Common Stock in connection with any stock splits, stock dividends, or similar events with respect to the Common Stock, (b) shares of Common Stock issued or issuable upon exercise of the Warrant, plus any additional shares of Common Stock issued in respect of such issued shares of Common Stock in connection with any stock split, stock dividend or similar event with respect to the Common Stock and (c) any shares of Common Stock owned by a holder that are restricted securities within the meaning of Rule 144 or all such shares if such holder reasonably believes at such time that it may be deemed to be an "affiliate" (as that term is defined in Rule 144 under the Securities Act) of the Issuer.

              The Registration Rights Agreement is incorporated by reference as
Exhibit 2 to this Statement, and the foregoing summary of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such Exhibit, which is hereby incorporated herein by reference.

Certificate of Designation

              As contemplated by the Purchase Agreement, the board of directors of the Issuer approved and adopted the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A-1 Convertible Preferred Stock, 8% Series A-2 Convertible Preferred Stock and 8% Series A-3 Convertible Preferred Stock, and Qualifications, Limitations and Restrictions Thereof (the "Certificate of Designation") to create three subseries of Series A Preferred Stock. Except with respect to director designation rights, the powers, preferences and relative, participating, optional and other special rights of each subseries of Series A Preferred Stock are identical.

              Under the Certificate of Designation, the shares of Series A Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) senior to all shares of Common Stock and to each other class of capital stock or preferred stock of the Issuer (other than the Preferred Stock Mandatorily Redeemable 2009 of the Issuer), the terms of which do not expressly provide that it ranks senior to or on a parity with the shares of the Series A Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Issuer; (ii) on a parity with the Preferred



                               Page 11 of 19 Pages

Stock Mandatorily Redeemable 2009 of the Issuer and with each other class of capital stock or series of preferred stock of the Issuer issued by Issuer in compliance with the applicable provisions in the Certificate of Designation, the terms of which expressly provide that such class or series will rank on a parity with the shares of the Series A Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Issuer; and (iii) junior to each class of capital stock or series of preferred stock of the Issuer issued by the Issuer in compliance with the applicable provisions in the Certificate of Designation, the terms of which expressly provide that such class or series will rank senior to the shares of Series A Preferred Stock as to dividend rights and rights upon liquidation, winding-up and dissolution of the Issuer.

              Holders of shares of Series A Preferred Stock are entitled to receive with respect to each share of Series A Preferred Stock dividends at a rate per annum of 8% of the then-effective Liquidation Preference. "Liquidation Preference" means, initially, an amount equal to $10,000 per share of Series A Preferred Stock plus accrued and unpaid dividends, subject to adjustments in accordance with the provisions of the Certificate of Designation. Such dividends shall be cumulative from the date of issuance of the Series A Preferred Stock and shall be payable quarterly in arrears (each quarterly payment date, a "Dividend Payment Date"). On each Dividend Payment Date, commencing on the June 30, 2000 Dividend Payment Date, to and including the June 30, 2005 Dividend Payment Date, accrued dividends on a share of Series A Preferred Stock for the preceding Dividend Period shall be added cumulatively to, and thereafter remain a part of, the Liquidation Preference of such share. Thereafter, accrued dividends shall be payable quarterly on each Dividend Payment Date, commencing on September 30, 2005, to the holders of record of Series A Preferred Stock as of the close of business on the applicable Dividend Record Date (as defined in the Certificate of Designation). Accrued Dividends that are not paid in full in cash on any Dividend Payment Date (whether or not declared and whether or not there are sufficient funds legally available for the payment thereof) shall be added cumulatively to the Liquidation Preference on the applicable Dividend Payment Date and thereafter remain a part thereof.

              Holders of shares of Series A Preferred Stock will have the right, generally, at any time, to convert any or all their shares of Series A Preferred Stock into a number of fully paid and nonassessable shares of Common Stock equal to the then effective Liquidation Preference thereof plus accrued and unpaid dividends to the date of conversion divided by the "Conversion Price" in effect at the time of conversion. The initial Conversion Price is $28.00 per share, and is subject to adjustment upon the occurrence of certain events.

              The shares of Series A Preferred Stock may be redeemed at any time commencing on or after June 30, 2005, in whole or from time to time in part, at the election of the Issuer, at a redemption price payable in cash equal to 100% of the then effective Liquidation Preference (after giving effect to the Special Dividend (as defined in the Certificate of Designation) if applicable) plus accrued and unpaid dividends from the last Dividend Payment Date to the date fixed for redemption. Shares of Series A Preferred Stock (if not earlier redeemed or converted) shall be mandatorily redeemed by the Issuer on



                               Page 12 of 19 Pages

June 30, 2015, at a redemption price per share in cash equal to the then effective Liquidation Preference (after giving effect to the Special Dividend, if applicable), plus accrued and unpaid dividends thereon from the last Dividend Payment Date to the date of mandatory redemption.

              If a Change of Control (as defined in the Certificate of Designation) occurs prior to June 30, 2005, an amount equal to the Special Dividend will be added to the Liquidation Preference of each share of Series A Preferred Stock. The Special Dividend, for each share of Series A Preferred Stock, is the difference between (i) $14,859.47 (as that number may be adjusted for stock splits, stock dividends or similar events) and (ii) the amount of the actual Liquidation Preference of such share immediately prior to the Change of Control.

              Upon occurrence of a Change of Control, the Issuer has the right, but not the obligation, to offer to repurchase all the shares of Series A Preferred Stock at a purchase price per share in cash equal to 101% of the Liquidation Preference of each share of Series A Preferred Stock repurchased (after giving effect to the Special Dividend, if applicable), plus an amount equal to 101% of all dividends accrued and unpaid thereon to the date fixed for the repurchase. If the Issuer does not offer to repurchase all the shares of Series A Preferred Stock in accordance with the Certificate of Designation, the dividend rate on the Series A Preferred Stock will increase to 16%. If the dividend rate is so increased, the Issuer will have the right (but not the obligation) (i) at any time prior to June 30, 2005 to offer to repurchase all the outstanding shares of Series A Preferred Stock at a purchase price per share in cash equal to 101% of the Liquidation Preference of each share of Series A Preferred Stock repurchased (after giving effect to the Special Dividend, if applicable), plus an amount equal to 101% of all dividends accrued and unpaid thereon to the date fixed for the repurchase and (ii) at any time after June 30, 2005, to offer to repurchase all the outstanding shares of Series A Preferred Stock at a purchase price per share in cash equal to 100% of the Liquidation Preference of each share of Series A Preferred Stock repurchased (after giving effect to the Special Dividend, if applicable), plus an amount equal to 100% of all dividends accrued and unpaid thereon to the date fixed for the repurchase. If the Issuer makes such an offer, the dividend rate on the Series A Preferred Stock will be thereafter reduced to 8%.

              Holders of the shares of Series A Preferred Stock will be entitled to vote on all matters upon which the holders of the Issuer's Common Stock are entitled to vote. In exercising these voting rights, each share of Series A Preferred Stock shall be entitled to vote on an as-converted basis with the holders of the Issuer's Common Stock. The approval of the holders of between 51% and 75% of the then-outstanding shares of Series A Preferred Stock, voting as one class, will be required for the Issuer to take certain actions.

              For so long as LMC and its affiliates own any combination of shares of Series A-1 Preferred Stock and shares of Common Stock that, taken together (on an as converted basis), equal at least 2,687,571 shares of Common Stock (as adjusted for any stock dividends, splits and combinations and similar events affecting the Common Stock from



                               Page 13 of 19 Pages
time to time), LMC may elect one director, or if greater, such number (rounded up to the nearest whole number) equal to 10% of the then authorized number of members of the Issuer's board of directors, to serve on the board of directors of the Issuer. Additionally, for so long as LMC and its affiliates own any combination of shares of Series A-1 Preferred Stock and shares of Common Stock that, taken together (on an as converted basis), equal at least 8,928,571 shares of Common Stock (as adjusted for any stock dividends, splits and combinations and similar events affecting the Common Stock from time to time), LMC may elect an additional director, or if greater, such number (rounded up to the nearest whole number) of additional directors equal to 10% of the then authorized number of members of the Issuer's board of directors, to serve on the board of directors of the Issuer. Pursuant to the Certificate of Designation, holders of the Series A-2 Preferred Stock have the right to elect one director under certain circumstances.

              The Certificate of Designation is incorporated by reference as
Exhibit 3 to this Statement, and the foregoing summary of the terms of the Certificate of Designation is qualified in its entirety by reference to the full text of such Exhibit, which is hereby incorporated herein by reference.

Common Stock Warrant Certificate

              The Issuer originally issued a certificate evidencing ownership of the Warrant (the "Warrant Certificate") to LMC. The Warrant entitles LMC or its permitted assigns to purchase from the Issuer up to 6,666,667 fully paid and nonassessable shares of Common Stock at an exercise price of $34.00 per share, as adjusted from time to time pursuant to the terms of the Warrant Certificate. The Warrant Certificate is void after April 10, 2005. Similar warrants were also issued to other purchasers of Series A Preferred Stock.

              The Warrant Certificate is incorporated by reference as Exhibit 4 to this Statement, and the foregoing summary of the terms of the Warrant Certificate is qualified in its entirety by reference to the full text of such Exhibit, which is hereby incorporated herein by reference.

Item 7.       Materials to be Filed as Exhibits.

              Exhibit No.        Description
              -----------        -----------
                      1          Stock Exchange Agreement, dated as of April 18,
                                 2001, by and among IDT Investments Inc., IDT
                                 Corporation, IDT America, Corp., 225 Old NB
                                 Road, Inc., 226 Old NB Road, Inc., 60 Park
                                 Place Holding Company, Inc., Liberty Media
                                 Corporation, Microwave Holdings, L.L.C. and
                                 Liberty TP Management, Inc.

                      2          Registration Rights Agreement, dated as of
                                 April 7, 2000, by and between ICG
                                 Communications, Inc., Liberty Media
                                 Corporation, Gleacher/ICG Investors LLC, HMTF
                                 Bridge ICG, LLC, HM4 ICG Qualified Fund, LLC,
                                 HM4 ICG Private Fund, LLC, HM PG-IV ICG, LLC,
                                 HM 4-SBS ICG Coinvestors, LLC and HM 4-EQ ICG
                                 Coinvestors, LLC (Incorporated by



                               Page 14 of 19 Pages

                                 reference to Exhibit 7(e) to Schedule 13D, filed by Liberty Media Corporation on April 20,
                                 2000 with respect to securities of ICG
                                 Communications, Inc.)

                      3          Certificate of Designation of the Powers,
                                 Preferences and Relative, Participating,
                                 Optional and Other Special Rights of 8% Series
                                 A-1 Convertible Preferred Stock, 8% Series A-2
                                 Convertible Preferred Stock and 8% Series A-3
                                 Convertible Preferred Stock and Qualifications,
                                 Limitations and Restrictions Thereof
                                 (Incorporated by reference to Exhibit 7(f) to Schedule 13D, filed by Liberty Media
                                 Corporation on April 20, 2000 with respect to securities of ICG Communications, Inc.)

                      4 Form of Common Stock Warrant (Incorporated by reference to Exhibit 7(g) to Schedule 13D, filed by Liberty Media Corporation on April 20,
                                 2000 with respect to securities of ICG
                                 Communications, Inc.)

                      5          Joint Filing Agreement, dated as of April 30,
                                 2001, between IDT Corporation, IDT Investments
                                 Inc. and Howard S. Jonas




                               Page 15 of 19 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:

April 30, 2001                    IDT CORPORATION


                                  By: /s/ Howard S. Jonas
                                     -------------------------------------------
                                     Name: Howard S. Jonas
                                     Title: Chairman of the Board and
                                               Chief Executive Officer


April 30, 2001                    IDT INVESTMENTS INC.


                                  By: /s/ Howard Millendorf
                                     -------------------------------------------
                                     Name: Howard Millendorf
                                     Title: President


                                     /s/ Howard S. Jonas
                                     -------------------------------------------
                                     Howard S. Jonas




                               Page 16 of 19 Pages

                                                                      SCHEDULE I

             Additional Information Concerning the Reporting Persons

                    DIRECTORS AND EXECUTIVE OFFICERS OF IDTC

                  Set forth below are the name, position, business address, and present principal occupation or employment of each director and executive officer of IDTC. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with IDTC. Each person listed below is a citizen of the United States, other than Paul Reichman, who is a citizen of Canada.


Name                                Position                Principal Occupation          Business Address
-------------------------  ----------------------------  ---------------------------  -----------------------
Howard S. Jonas            Chief Executive Officer,      Chief Executive Officer,     c/o IDT Corporation
                           Chairman of the Board and     Chairman of the Board and    520 Broad Street
                           Treasurer                     Treasurer                    Newark, NJ 07102

Hal Brecher                Chief Operating Officer and   Chief Operating Officer and  c/o IDT Corporation
                           Director                      Director                     520 Broad Street
                                                                                      Newark, NJ 07102

James A. Courter           President and Vice Chairman   President and Vice Chairman  c/o IDT Corporation
                           of the Board                  of the Board                 520 Broad Street
                                                                                      Newark, NJ 07102

Stephen R. Brown           Chief Financial officer and   Chief Financial Officer and  c/o IDT Corporation
                           Director                      Director                     520 Broad Street
                                                                                      Newark, NJ 07102

Joyce J. Mason             General Counsel, Senior       General Counsel, Senior      c/o IDT Corporation
                           Vice President, Secretary     Vice President, Secretary    520 Broad Street
                           and Director                  and Director                 Newark, NJ 07102

Marc E. Knoller            Senior Vice President and     Senior Vice President and    c/o IDT Corporation
                           Director                      Director                     520 Broad Street
                                                                                      Newark, NJ 07102

Moshe Kaganoff             Executive Vice President of   Executive Vice President     c/o IDT Corporation
                           Strategic Planning            of Strategic Planning        520 Broad Street
                           and Director                  and Director                 Newark, NJ 07102

Geoffrey Rochwarger        Executive Vice President of   Executive Vice President     c/o IDT Corporation
                           Telecommunications            of Telecommunications        520 Broad Street
                           and Director                  and Director                 Newark, NJ 07102

Michael Fischberger        Executive Vice President of   Executive Vice President     c/o IDT Corporation
                           Operations                    of Operations                520 Broad Street
                                                                                      Newark, NJ 07102


                               Page 17 of 19 Pages

Name                                Position                Principal Occupation          Business Address
-------------------------  ----------------------------  ---------------------------  -----------------------
Morris Lichtenstein        Executive Vice President of   Executive Vice President     c/o IDT Corporation
                           Business Development          of Business Development      520 Broad Street
                                                                                      Newark, NJ 07102

Charles H.F. Garner        Executive Vice President of   Executive Vice President     c/o IDT Corporation
                           New Ventures                  of New Ventures              520 Broad Street
                                                                                      Newark, NJ 07102

Jonathan Levy              Executive Vice President of   Executive Vice President     c/o IDT Corporation
                           Corporate                     of Corporate                 520 Broad Street
                           Development                   Development                  Newark, NJ 07102

Meyer A. Berman            Director                      Sole Proprietor              M.A. Berman Company
                                                                                      433 Plaza Real
                                                                                      Suite 355
                                                                                      Boca Raton, FL 33432

J. Warren Blaker           Director                      Professor of Physics         Fairleigh Dickinson
                                                                                      University
                                                                                      Teaneck-Hackensack Campus
                                                                                      1000 River Road
                                                                                      Teaneck, NJ 07666

Denis A. Bovin             Director                      Vice Chairman -              Bear Stearns
                                                         Investment Banking           245 Park Avenue
                                                                                      28th Floor
                                                                                      New York, NY 10017

Saul K. Fenster            Director                      President of New Jersey      New Jersey Institute of
                                                         Institute of Technology      Technology
                                                                                      University Heights
                                                                                      323 Martin Luther Ring
                                                                                      Blvd.
                                                                                      Newark, NJ 07102

William A. Owens           Director                      Vice Chairman and CEO        Teledesic LLC
                                                                                      1445 120th NE
                                                                                      Bellevue, WA 98005

Paul Reichman              Director                      Real Estate Developer        International Property
                                                                                      Management
                                                                                      175 Bloor Street East
                                                                                      South Tower, 7th Floor
                                                                                      Toronto, Ontario M4W 3R8

William F. Weld            Director                      General Partner              Leeds, Weld & Company
                                                                                      660 Madison Avenue
                                                                                      New York, NY 10021



                               Page 18 of 19 Pages

                                                                     SCHEDULE II

             Additional Information Concerning the Reporting Persons

                    DIRECTORS AND EXECUTIVE OFFICERS OF IDTI

                  Set forth below are the name, position, business address, and present principal occupation or employment of each director and executive officer of IDTI. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with IDTI. Each person listed below is a citizen of the United States.


Name                                Position                Principal Occupation          Business Address
-------------------------  ----------------------------  ---------------------------  -----------------------
Howard Millendorf          President, Assistant          President, Assistant          c/o IDT Investments Inc.
                           Secretary and Director        Secretary and Director        2325B Renaissance Drive
                                                                                       Las Vegas, Nevada  89119

Jonathan Levy              Secretary, Treasurer and      Secretary, Treasurer and      c/o IDT Investments Inc.
                           Director                      Director                      2325B Renaissance Drive
                                                                                       Las Vegas, Nevada  89119




                               Page 19 of 19 Pages

                                  EXHIBIT INDEX
                                  -------------


              Exhibit No.        Description
              -----------        -----------
                      1          Stock Exchange Agreement, dated as of April 18,
                                 2001, by and among IDT Investments Inc., IDT
                                 Corporation, IDT America, Corp., 225 Old NB
                                 Road, Inc., 226 Old NB Road, Inc., 60 Park
                                 Place Holding Company, Inc., Liberty Media
                                 Corporation, Microwave Holdings, L.L.C. and
                                 Liberty TP Management, Inc.

                      2          Registration Rights Agreement, dated as of
                                 April 7, 2000, by and between ICG
                                 Communications, Inc., Liberty Media
                                 Corporation, Gleacher/ICG Investors LLC, HMTF
                                 Bridge ICG, LLC, HM4 ICG Qualified Fund, LLC,
                                 HM4 ICG Private Fund, LLC, HM PG-IV ICG, LLC,
                                 HM 4-SBS ICG Coinvestors, LLC and HM 4-EQ ICG
                                 Coinvestors, LLC (Incorporated by reference to Exhibit 7(e) to Schedule 13D, filed by Liberty
                                 Media Corporation on April 20, 2000 with respect to securities of ICG Communications, Inc.)

                      3          Certificate of Designation of the Powers,
                                 Preferences and Relative, Participating,
                                 Optional and Other Special Rights of 8% Series
                                 A-1 Convertible Preferred Stock, 8% Series A-2
                                 Convertible Preferred Stock and 8% Series A-3
                                 Convertible Preferred Stock and Qualifications,
                                 Limitations and Restrictions Thereof
                                 (Incorporated by reference to Exhibit 7(f) to Schedule 13D, filed by Liberty Media
                                 Corporation on April 20, 2000 with respect to securities of ICG Communications, Inc.)

                      4 Form of Common Stock Warrant (Incorporated by reference to Exhibit 7(g) to Schedule 13D, filed by Liberty Media Corporation on April 20,
                                 2000 with respect to securities of ICG
                                 Communications, Inc.)

                      5          Joint Filing Agreement, dated as of April 30,
                                 2001, between IDT Corporation, IDT Investments
                                 Inc. and Howard S. Jonas